Hypo Real Estate

HOLDING

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.





06013192

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 02 May 2006

SUPPL

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld

Kay Amelungse

Enclosures

(1) 12 April 2006 — Press release: Hypo Real Estate Bank International AG (Stuttgart) securitizes US $ 341.4 million US Loans

(2) 18 April 2006 — Press release: Hypo Real Estate Bank AG finances four projects in Berlin for the apellas Group – more than € 140 million financing volume

(3) 21 April 2006 — Press release: Hypo Real Estate Bank International (Stuttgart) issues third "Slimbo" money market bond

(4) 24 April 2006 — Press release: Hypo Real Estate Capital Corporation closes $90.25 million loan as part of condominium development syndication

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters Munich
Commercial register Munich HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (CEO)
Stephan Bub, Dr. Paul Eisele,
Dr. Markus Fell, Frank Lamby

(5) 24 April 2006	Press release: Hypo Real Estate Capital Corporation closes $100 million interest in Riverside development syndication
(6) 27 April 2006	Press release: Hypo Real Estate Bank International: Successful completion of € 26 million acquisition financing to a joint venture by Cargill Group and Transimmeubles
(7) 28 April 2006	Press Release: Hypo Real Estate Group launches International Graduate Trainee Programme

Press release

Hypo Real Estate Bank International AG (Stuttgart) securitizes US $ 341.4 million US Loans

Stuttgart/Munich, 12 April 2006: Hypo Real Estate Bank International, Stuttgart, closed its securitisation transaction "ESTATE US-1". This transaction initiates the banks securitisation program "ESTATE" that it will continuously use in different structural formats. The program "ESTATE" will place CMBS of different countries, property types and risk profiles into global capital markets.

"ESTATE US-1" is a synthetic CMBS that contains three loans on prime office buildings in Manhattan and Washington, D.C. The risk of this portfolio was sold into the global capital markets using several classes of Credit Default Swaps (CDS) and Credit Linked Notes (CLN). The transaction was rated by Standard & Poor's and Fitch with ratings from "AAA" to "A–". The very high quality of the loans becomes transparent as the "AAA" piece equals 89.2% of the portfolio and the first loss tranche of "ESTATE US-1" has a rating of "A–" from both rating agencies.

The transaction was structured, arranged and lead managed by the securitisation team in Stuttgart. Hypo Real Estate Bank International plans to have securitisation teams in London and New York who also contribute to the program "ESTATE".

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Hypo Real Estate Bank International AG, Stuttgart

The **Hypo Real Estate Bank International AG,** Stuttgart, is part of the **Hypo Real Estate Group** (HREG) one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Press contact:

Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes for editors:

Further information on "ESTATE US-1" including the information memorandum on the CLN (listed in Luxembourg), the transaction structure, reports etc. are available soon under www.hypointernational.com (securitisation).

Press Release

Hypo Real Estate Bank AG finances four projects in Berlin for the apellas Group – more than € 140 million financing volume

Berlin/Munich, 18 April 2006: Hypo Real Estate Bank AG is financing the purchase of two residential portfolios, an office building and a residential construction program in Berlin for companies of the apellas Group. The financing volume is more than € 140 million. The loan agreements were closed during the last week of March.

Reinhold Güntner, member of the Management Board of Hypo Real Estate Bank AG, says: „Hypo Real Estate Bank AG reported back to the market impressively as the competence centre of the Hypo Real Estate Group after resuming new business in autumn 2004. This transaction continues our successes during recent months and underscores our resumed importance on the German real estate financing market".

„With the acquisition of these portfolios, we continue our investment strategy on the German real estate market. Given our focus on undermanaged residential and commercial properties with value add potential, apellas can close attractive transactions even in a competitive investment market," says **Dr. Ulrich Weber, Managing Director of apellas Property Management GmbH.** „At the same time, the planned modernisation and new construction investments of more than € 50 million reflect the long-term strategy of the apellas Group," Dr. Weber added.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

1,250 apartments, 11,000 m² office space and 84,000 m² developed land

The financed properties are 1,250 apartments, 11,000 m² office areas and 84,000 m² of developed land. One of the financed residential portfolios includes 1920s buildings and art deco villas in the Berlin districts of Dahlem, Schlachtensee and Schmargendorf previously owned by the Deutsche Bundesbank. The second residential portfolio comprises residential and commercial units in the districts of Wilmersdorf, Tempelhof and Wedding. This portfolio was formerly owned by DKB (Deutsche Kreditbank) Immobilien AG. The third project is the purchase and conversion of an office building with a lettable area of app. 11,000 m² in a good location between Potsdamer Platz and Alexanderplatz. The tenant arrangement of this object will be optimized and the building refitted. New lease agreements for vacant areas were already closed shortly after the acquisition. The fourth apellas development is a residential construction project in a prime location on Lake Wannsee in Berlin. Semi-detached homes and town houses are to be built on the property with an area of 84,000 m². The buildings already present will be integrated into the ensemble.

Hypo Real Estate Bank AG

Hypo Real Estate Bank AG, Munich, is the centre of competence of the Hypo Real Estate Group (HREG) for the German market. HREG is one of the largest European providers of commercial real estate financing and consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities.
The group's international real estate financing activities are combined in **Hypo Real Estate Bank International AG** (Stuttgart). The Public Finance and Capital Markets business is operated by **Hypo Public Finance Bank** (Dublin).

apellas

The apellas Group is a real estate investor focusing on repositioning undermanaged real estate portfolios. The group's holdings include some 7,000 apartments and several 10,000 m^2 in office space. apellas is presently implementing Berlin's biggest residential investment program in the "Parkviertel Dahlem" apartment complex.

Press contact:

Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

apellas Property Management GmbH
Bodo Krug v. Nidda
Fon +49 (0)30 2404 770
Fax +49 (0)30 2404 7711
E-Mail: krug.v.nidda@apellas.com

Press release

Hypo Real Estate Bank International (Stuttgart) issues third "Slimbo" money market bond

- **"Slimbo No. 3" with an issue volume of € 1 billion**
- **Reoffer spread: 6 bp above 10-Month- Euribor**
- **ISIN: DE000A0JFDX4**
- **Maturity: 02.28.2007**

Stuttgart/Munich, 21 April 2006: Hypo Real Estate Bank International AG (Stuttgart) has issued its third "Slimbo" (Short Liquid Money Market Bond).

The "HI Slimbo No. 3" has an issue volume of € 1 billion. It has a maturity of 10 months and a coupon of 3,125 %. The reoffer spread is 6 bp above 10 month Euribor. This is equivalent to a yield of 3,228%. The smallest tradable unit is € 50,000. The "HI Slimbo No. 3" will be listed at the Stuttgart stock exchange. The lead managers are: Deutsche Bank, DRKW, IXIS CIB, LBBW, DZ-Bank, Commerzbank and WestLB.

Hypo Real Estate Bank International AG, Stuttgart
The **Hypo Real Estate Bank International AG**, Stuttgart, is part of the **Hypo Real Estate Group** (HREG) one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Press contact:

Hypo Real Estate Group:
Oliver Gruß
Telephone: +49 (0) 89 203007 781
Telefax.: +49 (0) 89 203007 772
Email: oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Press release

Hypo Real Estate Capital Corporation closes $90.25 million loan as part of condominium development syndication

New York, Munich, 24 April 2006 – Hypo Real Estate Capital Corporation ("HRECC") – the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – closed on a $90.25 million syndication of its construction financing for a property located at 53rd and Second Street in New York City to Landesbank Hessen-Thüringen Girozentrale on April 12.

In November 2005, Hypo Real Estate Capital Corporation closed on $180.5 million in construction financing to The Related Companies for this 137-unit condominium building.

"We are pleased to continue our investment and leadership in the New York City residential market," said Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation. "Hypo Real Estate Capital Corporation is additionally pleased to expand our group of syndication partners to involve Landesbank Hessen-Thüringen Girozentrale."

Notes to editors:

About Hypo Real Estate Capital Corporation

Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Press contact:
Hypo Real Estate Group:
Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Capital Corporation closes $100 million interest in Riverside development syndication

New York, Munich, 24 April 2006 – Hypo Real Estate Capital Corporation ("HRECC") – the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – closed on a $100 million syndication of its construction financing for two New York City parcels to North Fork Bank on March 14. Located at 80 and 100 Riverside Boulevard between West 63rd and West 65th Streets, the two properties are being developed into two condominium buildings by a joint venture comprised of The Carlyle Group and Extell Development.

In November 2005, Hypo Real Estate Capital Corporation closed on the $695 million construction financing for this development, which will total approximately 750,000 square feet of for-sale residential space once completed. An additional four parcels, located at 10, 20, 40 and 60 Riverside Boulevard between West 59th and West 63rd Streets, offer a total of 1.6 million square feet of market rate residential space. Located directly south of Trump Place, The Carlyle Group and Extell Development acquired this property from a consortium of Hong Kong Investors and Donald J. Trump.

"We are pleased to be involved in this noteworthy development initiative," said Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation. "We are pleased to expand our group of syndication partners to include North Fork Bank."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

About Hypo Real Estate Capital Corporation

Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Press contact:
Hypo Real Estate Group:
Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Bank International: Successful completion of € 26 million acquisition financing to a joint venture by Cargill Group and Transimmeubles

Paris/Stuttgart/Munich, 27 April, 2006: Hypo Real Estate Bank International announces that it has arranged a € 26 million acquisition facility for a special purpose vehicle held by Cargill Value Investment and Transimmeubles. The facility will be used to finance the acquisition and the refurbishment of two vacant office properties within Paris' Central Business District. The transaction closed on 5 April 2006.

The buildings are located at 29 rue de Provence and 20 rue Saint Georges in Paris' 9th district, known for its financial services, real estate and insurance companies, at the edge of the Central Business District. Both properties will be refurbished and the office space upgraded. The works will be completed by end 2007.

Commenting, Harin Thaker, CEO – Europe, said: "This transaction with Cargill Value Investment and Transimmeubles demonstrates once again the effectiveness of our European business platform in providing tailored financing, and strengthens our position in a key market"

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

<u>Hypo Real Estate Group</u>

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Press Release

Hypo Real Estate Group launches International Graduate Trainee Programme

- **Junior staff recruitment drive for the international real estate banking business**
- **18 months „training on the job" including abroad**

Munich, 28 April 2006: The DAX-listed Hypo Real Estate Group, the largest independent commercial real estate financier, is looking for junior staff and launching its new International Graduate Trainee Programme. Prospective candidates are invited to submit their application documents as of now.

The group's Trainee Programme extends over a period of 18 months. It is directed mainly towards outstanding university graduates from the economic disciplines with a focus on real estate. Applicants from other disciplines like architecture or law with a background in real estate or business administration may also qualify for the programme. International experience from studies or internships abroad is a prerequisite of participation in the programme.

The programme is designed as „training on the job", i.e. the trainees will be fully integrated into the group's teams and involved in the processes of international real estate transactions or public finance and capital markets business. Seminars will support this practical experience as required. Assignment to one of the international locations of the group for a period of at least three months forms part of the programme; German applicants may, in particular, expect to be assigned to the sales platforms in London, New York, Tokyo or at Hypo Public Finance Bank, Dublin, while international applicants may also be assigned to Germany. The trainees wil be supported by a personal mentor throughout the programme. In a first step, the group intends to recruit ten trainees in 2006.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

„Hypo Real Estate Group is an international corporation on the move. We are looking for outstanding candidates with strong affinity to real estate finance and a global perspective who want to contribute actively to a dynamic international group," says Gabriele Rappensperger, Head of Group Human Resources at Hypo Real Estate Holding AG.

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of Europe's biggest providers of commercial real estate financings. The group comprises the stock exchange listed non-operating holding **Hypo Real Estate Holding AG,** headquartered in Munich, and the operating business units, which focus respectively on three clearly demarcated business fields. **Hypo Real Estate Bank AG,** Munich, is the group's competence centre for the German market. The group's international real estate financing activities are concentrated in **Hypo Real Estate Bank International AG** (Stuttgart). The business segments Public Finance and Capital Markets are operated by **Hypo Public Finance Bank** (Dublin).

Press contact:
Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

Contact for inquiries/applicants:
Hypo Real Estate Group
Thomas Brauchle
Fon.: +49 (0)89 203007 292
Fax: +49 (0)89 203007 772
E-Mail: thomas.brauchle@hyporealestate.com